Mail Stop 4561

May 26, 2008

A. Clayton Perfall
Chairman, Chief Executive Officer and President
Union Street Acquisition Corp.
102 South Union Street
Alexandria, VA 22314

Re: Union Street Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed on April 23, 2008
File No. 001-33281

Dear Mr. Perfall:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   Please provide us with copies of market and industry data that you cite or rely on throughout your filing. For instance, and without limitation, on page 94 you cite the "2006 Ad Age Top 50 Marketing Services" agency ranking and on page 95 you cite a

2006 report titled "Tracking Trends: A Comparison of Above-the-Line & Below-the-Line Expenditure Trends." The copies of market and industry data should be appropriately marked, dated, and refer to the page number on which they are cited.

2. Please include a statement as to whether or not representatives of the principal accountants for the current year and the most recently completed fiscal year are expected to be present, will have the opportunity to make a statement if they desire to do so, and are available to respond to appropriate questions. Refer to Item 13(a)(6) of Schedule 14A.

3. Please provide the financial information required under Item 304 of Regulation S-K. Refer to Item 13(a)(4) of Schedule 14A.

4. Please revise to provide the disclosure required by Item 402 of Regulation S-K for Archway and Razor, respectively. This disclosure should be the same information that the target companies would be required to file in a 1934 Act registration statement, including Compensation Discussion and Analysis disclosure. In addition, please provide Item 402 disclosure for each person who will serve as a director or executive officer of the combined company. Refer to Interpretive Response 1.12 of the Division of Corporation Finance Compliance and Disclosure Interpretations relating to Executive Compensation, updated August 8, 2007, which is available at www.sec.gov.

5. Throughout the proxy statement, please quantify the dollar amount in which Messrs. Perfall, Burke and Fletchall will be entitled to receive from the distributable proceeds of the Archway Consideration. We note the related disclosure on pages 11, 22, 29, 45 and 75.

Summary of Material Terms of the Acquisitions, page 11

6. We note the disclosure in the third bullet point that Mr. Perfall has agreed to invest $3.0 million of his proceeds in Union Street common stock. In appropriate sections of the proxy, please describe in greater detail the business purpose of this transaction.

Union Street, page 13

7. Please revise the bullet point disclosing the source of funds you will use for the acquisitions to include a brief description of the interest rates on the Debt Financing.

A. Clayton Perfall
Union Street Acquisition Corp.
May 26, 2008
Page 3

Questions and Answers about the Proposals, page 14

What is being voted on? page 14

8.   Please briefly describe the provisions of Article Five of the company's certificate of incorporation.

Why is Union Street proposing the Acquisitions …, page 14

9.   Please revise to explain your use of the term "significant" when referring to the growth potential from combining the two businesses.

Did Union Street's board obtain a fairness opinion in connection with the approval of the Acquisitions? page 15

10.   Please revise the question to reference the valuation opinion as well.

Does the Union Street's board of directors recommend voting for the Acquisition Proposal? page 15

11.   Please disclose here or in another question and answer, how the combined companies have a fair market value of at least 80% of the balance of the trust account. Please include management's determination of the value of the target companies.

How is Union Street paying for the acquisitions? page 17

12.   Please revise the answer to this question, or add an additional question/answer, to disclose the material terms of the Senior Credit Facility.

Did any of Union Street's officers or directors purchase securities in or after its initial public offering? page 17

13.   It appears that it would be helpful to include information regarding the officers and directors intention to possibly purchase common stock in the open market or privately negotiated purchases in order to cause or support the approval of the proposed acquisitions. Please see the related disclosure on page 65 of the proxy.

What happens if the Acquisitions are not consummated? page 19

14.   Please revise to disclose whether the company would continue to search for targets if the acquisitions are not consummated. If so, it appears that the disclosure regarding liquidation would be a separate question and answer. Also disclose the amount of proceeds outside of the trust that have been spent in search of targets and the amount available for an additional search of targets.

Conversion Rights, page 25

15.   Please revise to disclose the rationale for requiring the tendering before the meeting when the conversion is predicated on the merger getting approved, which may not occur.

16.   Please revise to clearly disclose the minimum amount of time that will be provided to shareholders to tender their shares for the conversion rights. It appears shareholders who may want to convert their shares have less time to make their investment decisions. Please clarify why this is the case.

17.   Please revise to clearly discuss the costs associated with obtaining physical possession of the stock certificates by shareholders who hold their shares in street name. If possible, please revise to disclose the percentage of your shares that are held in street name.

18.   Please revise to discuss the timing involved with the return of the to-be-converted shares if the acquisitions are not approved.

Interests of Union Street Directors and Officers in the Acquisitions, page 29

19.   We note the disclosure on page 29 that after the business combination, Union Street will continue to be managed by Messrs. Perfall, Burke and Fletchall. We further note your disclosure in the same paragraph that "you will not have information on compensation arrangements for the officers at the time you vote on the Acquisitions. See 'Risk Factors.'" We were unable to locate a risk factor that discusses this risk. Please revise to discuss the potential compensation that these officers may receive. We note the disclosure on page 92 regarding the employment agreements with officers of Razor and the salary that they will receive of $217,500, and the disclosure on page 130 regarding the 2008 Employee, Director and Consultant Stock Plan. Please disclose, as possible, ranges of compensation that Messrs. Perfall, Burke and Fletchall may receive. Also, it appears that such compensation could be a conflict of interest. Please revise accordingly.

20.   Amounts noted in the table depicting unrealized profit on shares/warrants owned by
        directors appears to be incorrect (missing a "0") in the Unrealized Loss column. Please
        revise.

Selected Historical Financial Information – Combined Archway and Razor, page 33

21.   We note you presented Adjusted EBITDA as a non-GAAP financial measure. Please tell
        us how your current disclosures comply with Item 10(e) of Regulation S-K and the
        related FAQ. Within your response, please discuss the reasons why you believe the
        presentation of Adjusted EBITDA is useful for an investor to specifically understand
        your financial position and results of operations.

Summary Unaudited Pro Forma Condensed Consolidated Financial Information, page 39

22.   We note you presented Pro forma Cash Earnings as a non-GAAP financial measure.
        Please specifically address why you believe the presentation of Pro forma Cash Earnings
        is useful for an investor in their review of your pro forma consolidated financial
        information. Further, please reconcile this measure to cash flows from operations, as this
        appears to be both a performance and liquidity measure. Refer to Item 10(e) of
        Regulation S-K.

Risk Factors, page 42

After the Acquisitions, Union Street will be dependent on its subsidiaries, page 45

23.   In this risk factor, and others as applicable, please revise the narrative to discuss in
        greater detail the harm that could result to the company should the risk materialize.

Failure to complete the acquisition could negatively impact the market price …, page 51

24.   We note the statement that "costs related to the Acquisition, such as legal and accounting
        fees, must be paid even if the Acquisitions are not completed." Please discuss in another
        section whether the funds not held in trust and the amounts available from interest are
        unlikely to be sufficient to pay these expenses if the acquisitions are not completed and
        the company were to liquidate. Also reconcile this disclosure with the statement in the
        last paragraph on page 53 that "each of Messrs. Perfall and Burke has agreed to
        reimburse us for our debts to any vendor for services rendered …."

Transactions by Union Street Officers and Directors of Their Affiliates, page 65

25.   Please disclose in greater detail the statement on page 65 that "our officers and directors and/or their affiliates may purchase Union Street common stock … or may compensate others to do so prior to the Special Meeting." (emphasis added).

Proposal 1, The Acquisition Proposal, page 67

26.   We note in the introductory paragraph, you state that the disclosure in this section is qualified by the annexes. Please revise to confirm that you have discussed all the material terms of the asset acquisition in this section.

Background of the Acquisitions, page 67

27.   In the first paragraph of this subsection, we note your disclosure that the Archway Purchase Agreement and the Razor Purchase Agreement are the result of arm's length negotiations between the representatives of Argenbright and Razor, the Sellers, and Union Street. Please name the representatives.

28.   We note the disclosure on page 68 that, "Immediately after completing its IPO, Union Street established a set of objective criteria." Please disclose the date in which the company completed its IPO.

29.   We note the disclosure under the subheading "Capital Structure and Ownership." Please advise how the likelihood of consummating a business combination with companies that were owned by financial sponsors was low in light of the company having a significant amount of cash held in trust. It appears that high levels of leverage would not be necessary to acquire companies that had a fair market value of $75,840,000 as disclosed in the company's S-1 or as reflected generally in the value of the current targets. Also, it appears that there is a substantial conflict of interest in pursuing target companies that founders or management hold substantial equity interests. Please discuss what consideration, if any, the company gave to these conflicts when establishing its objective criteria.

30.   In regards to the 120 businesses that were identified and the 40 target companies that were considered, as noted at the bottom of 69, please disclose how many of these companies were those in which management held substantial equity interests.

31.   We note the disclosure at the bottom of page 70 that, "In September of 2007, the Union Street management team met with Archway's leadership of to review Archway's year-to-date financial and operating performance." Please disclose when Union Street management first contacted and/or met with Archway's leadership. Also disclose the names of the persons that comprise Archway's leadership.

32.   Please revise to discuss how you arrived at the purchase price you initially proposed.

33.   At the top of page 75, it appears that the date noting Union Street's execution of the definitive agreement as 2007 is incorrect. Please revise.

Union Street's Reasons for the Acquisitions and Recommendation of the Union Street Board, page 76

34.   We note your disclosure on page 78 that the board did not attempt to quantify the factors it considered when assessing whether to recommend the acquisitions. Please explain how the board concluded if a particular factor was positive or negative without quantification. Also, please discuss the specific negative factors the board considered.

Fairness Opinion, page 78

35.   Please disclose the amount of the fee paid or to be paid to Ladenburg for its services.

Perfall Investment, page 79

36.   We note that Mr. Perfall may fulfill his common stock purchase obligations by purchasing common stock of Union Street in the open market or in private transactions prior to the closing. Please disclose in greater detail the business purpose of this agreement.

Information about Archway and Razor, page 94

37.   We note that some of the disclosure in the business section appears promotional, rather than factual, and should be revised to remove promotional statements. No speculative information should be included, unless clearly labeled as the opinion of management of the company along with disclosure of the reasonable basis for such opinions or beliefs. Please revise your disclosure to address your current and immediate activities. Please provide reasonable support for the promotional statements in the proxy. If a reasonable basis cannot be provided, the statements should be removed.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Archway, page 103.

38.   Please revise the "Overview" section to provide investors with a better understanding of the company and the matters with which management is concerned primarily in evaluating the company's financial condition and operating results. A good introduction, accordingly, might discuss material opportunities, challenges, risks, and material trends and uncertainties. To the extent known, provide insight into challenges, risks and opportunities of which management is aware and discuss any actions being taken to address the same. For a more detailed discussion of what is expected in both this subheading and the MD&A section in general, please refer to: <http://www.sec.gov/rules/interp/33-8350.htm>. See also, Item 303 of Regulation S-K. Also revise accordingly the MD&A section of Razor.

39.   We note your discussion of period to period changes in your results of operations provides brief reasons behind the changes from management's perspective. Please provide a more detailed analysis of your results of operations, including a discussion of any trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on your financial condition or operating performance. Please refer to Release No. 33-8350 "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations." Please revise accordingly the MD&A section of Razor.

Liquidity and Capital Resources, page 105

40.   To the extent possible, please quantify Archway's short term (within 12 months) liquidity requirements, including known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the company's liquidity increasing or decreasing in any material way. Please also include a description of the company's long-term liquidity requirements. Please revise accordingly the MD&A section of Razor.

41.   Please describe and, to the extent possible, quantify Archway's material working capital commitments, and indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments. Also, describe any known material trends, favorable or unfavorable, in the company's capital resources. Please revise accordingly the MD&A section of Razor.

Information About Union Street, page 115

42.   We note your disclosure on page 49 that you intend, after completion of the proposed acquisitions, to pursue other acquisitions to expand your product and service offerings and geographic locations. Please revise to include a discussion of your future acquisition plans, including a discussion of how you will pay for any future business combinations.

Overview, page 116

43.   The amount of $4,034,740 noted as being included in interest income in the statements of operations for Union Street Acquisition Corp. appears to be the pro forma amount after factoring interest income that would have been applied to the acquisitions, as noted in adjustment A to the unaudited pro forma condensed combined statement of operations. Please correct this statement or tell us how this amount reconciles to the audited financial statements.

Acquisition Financing, page 117

44.   Please revise to include a detailed discussion of the interest rate to be charged in the Bank of America facility.

45.   We note that you "will need to use at least $24.2 million of the $30.0 million commitment at the time of the closing to finance the Acquisitions." Please reconcile this disclosure to other disclosures noted elsewhere in your preliminary proxy statement indicating that you "will need to use at least $4.7 million of the $30.0 million commitment at the time of the closing to finance the Acquisitions."

Contractual Obligations, page 118

46.   We note your disclosure in the second paragraph. Please revise to discuss the services Banc of America Securities LLC performed to earn its fees as your financial advisor. Also disclose the amount of these advisory fees, and when and how such fees will be paid.

Ladenburg Fairness Opinion, page 120

47.   Please disclose whether Ladenburg considered the manner in which the merger will be financed, including the terms of the currently contemplated financing, in providing its fairness opinion.

Archway Comparable Transaction Analysis, page 125

48.   We note the companies listed as comparable transactions. Please revise to disclose the revenues and profits of the comparable acquired companies. Please provide the same information with respect to the Razor comparable companies on page 126.

Proposal 3, page 135

49.   Please revise to include a brief summary of the provisions of Article Five of the company's certificate of incorporation.

Unaudited Pro Forma Condensed Consolidated Financial Statements

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2007

Assuming No Conversion

Note H, page 138

50.   Please tell us why management has reversed the stock compensation expense from Archway's financial statements. In your response, please tell us how this expense was directly related to the Archway transaction.

Assuming Maximum Conversion

Note I, page 138

51.   Please revise your disclosure to include the interest rate used by management to determine the additional interest expense, whether the rate is variable from amount presented, and, if so, the effect on income of a 1/8 percent variance in that interest rate.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Assuming No Conversion

Note 8, page 143

52.   Please include additional disclosure to note the useful lives or amortization periods, as well as the method for amortizing, related to intangible assets acquired from Archway Marketing Services, Inc. and Razor Business Strategies Consultants, LLC.

Certain Relationships and Related Party Transactions, page 149

53.   We note your disclosure on page 22 that Mr. Perfall does not receive "direct or indirect compensation for his role with AHL Services or any of its subsidiaries." Please revise to include this statement in the relevant paragraph on page 150.

Principal Stockholders, page 151

54.   We note your disclosure in footnotes (2) and (3) on page 152. Please revise the table to include shares underlying warrants owned by each beneficial holder and that are exercisable within 60 days of the proposed acquisitions. In the alternative, please explain why you have chosen the time period of "within 60 days of March 6, 2008" and explain why that is a more appropriate date.

55.   For each entity listed, please disclose the natural persons who ultimately have voting or dispositive control over those shares.

Financial Statements

General

56.   Please update the financial statements and financial information to comply with Rule 3-12 of Regulation S-X, including your pro forma financial statements.

Union Street Acquisition Corp.

Report of Independent Registered Public Accounting Firms, page F-3

57.   Please provide an audit opinion for the period from July 18, 2006 (date of inception) to December 31, 2007.

Balance Sheet, page F-5

58.   Please update the balance sheet line caption to note that at December 31, 2007, you do not have a Deficit accumulated during the development stage.

Archway Marketing Services, Inc.

Statements of Operations, page F-21

59.   As a portion of your revenue represents the reimbursement of expense, please present these amounts separate from revenue generated from other revenue streams.

Annex A / Annex B, pages A-1 / B-1

60.   Your purchase agreements make reference to schedules that do not appear to have been filed. Please file these schedules or provide an analysis supporting their exclusion.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact, Mark Rakip, Accountant, at (202) 551-3573 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Byron Cooper, Staff Attorney, at (202) 551-3473 or the undersigned at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Ivan K. Blumenthal
         Fax: 212-983-3115